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                   APPLICATION FOR WITHDRAWAL OF REGISTRATION


                       Great Lakes Capital Acceptance, LLC
                        27 East Monroe Street, Suite 700
                             Chicago, Illinois 60603



                                 March 29, 2004



VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Great Lakes Capital Acceptance, LLC
                  Application for Withdrawal of Registration
                  Statement on Form SB-2, File No. 333-108187

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Great Lakes Capital Acceptance, LLC (the "Company") hereby respectfully requests that its Registration Statement on Form SB-2, originally filed on August 22, 2003, File No. 333-108187, as amended, together with all exhibits thereto (collectively, the "Registration Statement") be withdrawn and that an order of the Securities and Exchange Commission (the "Commission") granting such withdrawal be issued.

The Company has determined to withdraw its offering based on current market conditions. Therefore, the Company has withdrawn its public offering. Although the Registration Statement was declared effective by the Commission on or about January 16, 2004, no Units of Series A Preferred Membership Interest of the Company have been or will be sold pursuant to the Registration Statement.

The Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company as an offset of all or a portion of the fee due for a subsequent filing.


Please forward copies of the order consenting to withdrawal of the Registration Statement to the undersigned at 27 East Monroe Street, Suite 700, Chicago, Illinois 60603. If you have any questions regarding the foregoing application for withdrawal, please contact the undersigned at (312)263-7770 or Misty S. Gruber of Dykema Gossett Rooks Pitts at (312)627-2122.

                                      Very truly yours,
                                      Great Lakes Capital Acceptance, LLC



                                      By: /s/ George Luburich, II
                                              -------------------
                                      Name:   George Luburich, II
                                      Title:  Chief Executive Officer